August 12, 2013

VIA EDGAR

Mr. Duc Dang, Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cherry Hill Mortgage Investment Corporation

Registration Statement on Form S-11

File No. 333-188214

Dear Mr. Dang:

As counsel to Cherry Hill Mortgage Investment Corporation, a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-11 (File No. 333-188214) (the “Registration Statement”) relating to the Company’s proposed initial public offering, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 21, 2013 relating to the Registration Statement.

For convenience of reference, each Staff comment contained in your June 21, 2013 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to you four courtesy copies of this letter and four courtesy copies of Amendment No. 3 filed on the date hereof, which have been marked to reflect changes made to Pre-Effective Amendment No. 2 to the Registration Statement filed with the Commission on June 10, 2013. The changes reflected in Amendment No. 3 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in responses are to pages of the marked version of Amendment No. 3. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Mr. Duc Dang

United States Securities and Exchange Commission

August 12, 2013

General

1.	We note your response to comment 3 that the purchase price was derived by applying a multiple to your excess servicing strip and the unpaid principal balance. Please tell us if the multiple incorporated the forward looking assumptions that would have been used to determine the yield. As it appears that the Excess MSR portion of your portfolio will grow over time, please tell us if there is a metric, not already disclosed, that management believes would help investors evaluate this asset class.

RESPONSE:

The Company respectfully informs the Staff that that the multiple used to determine the purchase price for the 85% participation interest in the Excess MSRs in Pool 1 was market driven and based on indications obtained from third-party brokers. Accordingly, the multiple did not incorporate the forward looking assumptions that would have been used by the Company to estimate the fair value of the Company’s 85% participation interest in those Excess MSRs utilizing a discounted cash flow approach, including, but not limited to, the anticipated yield (discount rate) on the investment. In addition, the Company respectfully informs the Staff that all metrics that management believes would help investors evaluate the Company’s Excess MSRs have been disclosed in the Registration Statement.

Mr. Duc Dang

United States Securities and Exchange Commission

August 12, 2013

Audited Financial Statements

Notes to Financial Statements – Development Stage

3. Significant Accounting Policies

Underwriting commissions and offering costs, page F-7

2.	We note your response to our prior comment 5. Please revise your disclosure to reflect the information presented within your response that clarifies the types of costs which the company’s manager is currently paying on the company’s behalf, and those costs for which the company is directly responsible related to offering costs. In addition, please revise your disclosure in your interim financial statements to clarify that your services agreement with Freedom Mortgage was amended subsequent to December 31, 2012.

RESPONSE:

The Company has updated the Registration Statement to include unaudited interim financial statements as of and for the six months ended June 30, 2013. In response to the Staff’s comment, the Company has revised Note 3 to the interim financial statements to clarify the types of costs the Manager is currently paying on the Company’s behalf, and those costs for which the Company is directly responsible related to offering costs.

The Company respectfully informs the Staff that neither the Services Agreement between Freedom Mortgage and the Manager nor the Management Agreement between the Company and the Manager has been amended subsequent to December 31, 2012. In addition, the Company intends to amend and restate the Management Agreement to:

•	provide for the payment of a monthly management fee by the Company to the Manager, instead of the payment of a quarterly management fee;

•	provide for the reimbursement of expenses in accordance with the Management Agreement on a monthly basis, instead of quarterly reimbursement; and

•

clarify that the Company’s obligation to pay the management fee and reimburse the Manager for expenses in accordance with the Management Agreement will not begin to accrue until the completion of the IPO and the concurrent private placement.

Mr. Duc Dang

United States Securities and Exchange Commission

August 12, 2013

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366 or David Freed at 212-309-1220.

Very truly yours,

/s/ Daniel M. LeBey

cc:	Mr. Martin Levine
David S. Freed, Esq.
Paul D. Tropp, Esq